

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Harrison Gross
Chief Executive Officer
Innovative Eyewear, Inc.
11900 Biscayne Blvd., Suite 630
North Miami, FL 33181

      Re: Innovative Eyewear, Inc.
          Registration Statement on Form S-1
          Filed May 9, 2025
          File No. 333-287142

Dear Harrison Gross:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Sarah E. Williams, Esq.